FOR IMMEDIATE RELEASE      Contact - Guy T. Marcus
July 20, 1995                        Vice President-Inv. Rel.
                                     (214) 978-2691

         HALLIBURTON 1995 THIRD QUARTER DIVIDEND

     DALLAS, Texas -- Halliburton Company's board of directors today declared a third quarter dividend of 25 cents a share on the company's common stock, payable September 21, 1995 to shareholders of record at the close of business on August 31, 1995.

     Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services, and property and casualty insurance services.

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                               Page 5 of 9 pages
                      The Exhibit Index appears on Page 4

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